December 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Rucha Pandit

  Dietrich King

Re:	Andersen Group Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-290415)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between December 8, 2025 and the date hereof, approximately 550 copies of the Preliminary Prospectus, dated December 8, 2025, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, December 16, 2025, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
UBS SECURITIES LLC
As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ John Raines
Name:	John Raines
Title:	Vice President

UBS SECURITIES LLC

By:	/s/ Austin Gobbo
Name:	Austin Gobbo
Title:	Director

By:	/s/ Gretchen Richter
Name:	Gretchen Richter
Title:	Associate Director

[Signature Page to Acceleration Request Letter]